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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2) *


                                LNH REIT, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.50 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  502115-10-8
--------------------------------------------------------------------------------
                                (CUSIP Number)
                               Larry Schoenbrun
                            Gardere & Wynne, L.L.P.
    1601 Elm Street, Suite 3000, Dallas, Texas  75201-4761, (214) 999-3000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               FEBRUARY 26, 1996
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 502115-10-8                                   PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Payne & Madole
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          4,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
------------------------------------------------------------------------------
                                                                       2 of 12
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 502115-10-8                                    PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marshall B. Payne (###-##-####)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF; AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,700
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,700
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          4,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------
                                                                       3 of 12
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 502115-10-8                                    PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward W. Rose III (###-##-####)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          76,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          76,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      76,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      3.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------
                                                                       4 of 12
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Payne & Madole, a Texas general partnership, Marshall B. Payne and Edward
W. Rose III (the "Reporting Persons") hereby supplement and amend their Statement on Schedule 13D originally filed on June 10, 1994, as previously amended on December 19, 1994 (the "Schedule 13D"), with respect to their beneficial ownership of shares of Common Stock, $0.50 par value, of LNH REIT, Inc. This amendment reflects (i) the deletion of Cardinal Portfolios Company, Cardinal Investment Company, Inc. dba Cardinal Trading, Cardinal Partners, Amy Kirwan Langston, Gary Langston, R. Todd Rankin, Rankin Investment Corporation, Kathleen E. Wright and Robert E. Wright as reporting persons under the Schedule 13D, (ii) the sole voting and dispositive power of Edward W. Rose III to vote and dispose of shares for which Mr. Rose and Cardinal Portfolios Company were previously reported to have shared voting and dispositive power, (iii) certain dispositions by the Reporting Persons and (iv) that each of the Reporting Persons, and the Reporting Persons as a group, ceased to be the beneficial owners of more than five percent of the shares of common stock of LNH REIT, Inc.

Item 1.  Security and Issuer.
         -------------------

     This Schedule 13D relates to the Common Stock, $0.50 par value (the "LNH REIT Common Stock"), of LNH REIT, Inc., a Maryland corporation ("LNH REIT"), which has its principal executive offices located at 300 One Jackson Place, 188 East Capitol Street, P.O. Box 22728, Jackson, Mississippi 39225-2728.

Item 2.  Identity and Background.
         -----------------------

     (a), (b) and (c): The following sets forth the information required by
                       Items 2(a), (b) and (c):


     1. Payne & Madole is a Texas general partnership, whose partners are Marshall B. Payne, Robert B. Payne, Jr. and Susan Payne Madole. The principal business of Payne & Madole is investments, and the address of its principal business and the address of its principal office is 500 Crescent Court, Suite 250, Dallas, Texas 75201 (the "Cardinal Address"). Payne & Madole was formed by an oral agreement between its partners and there is no written partnership agreement. Marshall B. Payne has sole voting and dispositive power with respect to the shares held by Payne & Madole, and Robert B. Payne, Jr. and Susan Payne Madole do not have any voting or dispositive power with respect to the shares held by Payne & Madole. Robert B. Payne, Jr. is an attorney with Payne & Vendig, a law firm, whose principal business address is 3700 Renaissance Tower, Dallas, Texas 75270, which is also Mr. Payne's business address. Susan Payne Madole is a homemaker, whose residence address is 4113 Windsor Parkway, Dallas, Texas 75205.

                              Page 5 of 12 Pages

     2. Marshall B. Payne is the Vice President of Cardinal Investment Company, Inc., a company principally engaged in the investment business, and his business address is the Cardinal Address.

     3. Edward W. Rose III is the President of Cardinal Investment Company, Inc., and his business address is the Cardinal Address.

     (d) None of the Reporting Persons nor any of the partners of Payne & Madole has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor any of the partners of Payne & Madole has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Marshall B. Payne, Edward W. Rose III and each of the partners of Payne & Madole is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The following table sets forth the aggregate consideration paid for the LNH REIT Common Stock by each Reporting Person. The table lists the actual owners of the shares.


                      Number of     Aggregate
                      ---------   -------------
                       Shares     Consideration
        Name          ---------   -------------
--------------------
Payne & Madole            4,000    $ 22,180.40
Marshall B. Payne         7,700      37,330.90
Edward W. Rose III       76,000     478,182.61
                         ------    -----------
                         87,700    $537,693.91

     The funds used to acquire the LNH REIT Common Stock came from available working capital and/or available cash on hand of each of the Reporting Persons.

Item 4.  Purpose of Transaction.
         ----------------------

     Each of the persons reporting on this Statement has acquired their respective shares of LNH REIT Common Stock to hold primarily for investment. Depending upon market conditions and other factors, each person reporting on this Statement may, from time to

                              Page 6 of 12 Pages
time, either jointly or individually, acquire additional shares of LNH REIT Common Stock or dispose of all or any part of their respective holdings of LNH REIT Common Stock.

     No person reporting on this Statement has any present plans to participate in the management of LNH REIT; to cause it to engage in any extraordinary transactions; to sell or transfer any of its material assets or the assets of any of its subsidiaries; to effect any change of its management or its directors, business, corporate structure, capitalization, dividend policy, articles of incorporation, or bylaws; or to delist or terminate the registration of any securities of LNH REIT; but each reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a) and (b): The following table sets forth the information required by Item
             5(a) and (b):



                                            Dispo-
                       Number of    Voting  sitive       %
        Name             Shares     Power   Power    Ownership
        ----         ------------  ------  ------   -----------

Payne & Madole            4,000     shared  shared         0.2%

Marshall B. Payne         7,700       sole    sole         0.3%
                          4,000(1)  shared  shared         0.2%
Edward W. Rose III       76,000       sole    sole         3.5%

-------------------
     (1) Includes 4,000 shares held by Payne & Madole, which may be deemed to be beneficially owned by Marshall B. Payne.

     The aggregate number of shares of LNH REIT Common Stock held by the Reporting Persons is 87,700. Each of the Reporting Persons declares that the filing of this Statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of all of the securities covered by this Statement. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of LNH REIT Common Stock covered by this Schedule 13D except for the shares indicated as being beneficially held by him in the table above.

                              Page 7 of 12 Pages

     (c) The following are the transactions in LNH REIT Common Stock effected by or for the Reporting Persons within the last 60 days prior to the date of this amended and restated Schedule 13D:



                                Number   Price
                                  of      of
                                Shares  Shares*
Date             Seller         ------  -------
----             -------

01/23/96  Edward W. Rose III       400   $7.875

01/24/96  Edward W. Rose III       200    7.875

02/26/96  Edward W. Rose III    14,700    7.75

02/26/96  Marshall B. Payne     14,000    7.75

02/27/96  Edward W. Rose III       800    7.75

*    Excludes commission paid on these sales.

     All of the above-described transactions were effected by open market sales.

     (d)  Not applicable.

     (e) On February 26, 1996, each of the Reporting Persons, and the Reporting Persons as a group, ceased to be the beneficial owners of more than five percent of the LNH Common Stock, and, as such, will no longer be required to report beneficial ownership of shares of LNH Common Stock on Schedule 13D.

     On January 22, 1996, Rankin Investment Corp. sold all shares of LNH Common Stock owned by it and, as such, Rankin Investment Corp. and Todd R. Rankin are not included in this Schedule 13D.

     On October 12, 1995, Cardinal Investment Company, Inc. dba Cardinal Trading, Cardinal Partners and Robert E. and Kathleen E. Wright sold all shares of LNH Common Stock owned by them and, as such, they are included in this
Schedule 13D.

     As of September 1, 1995, Amy Kirwan Langston and Gary Langston have had no agreement to act together with the Reporting Persons for purposes of acquiring, holding, voting or disposing of the LNH REIT Common Stock. As such, they are not included in this Schedule 13D.

     Cardinal Portfolios Company is a sole proprietorship owned by Edward W. Rose III. Mr. Rose has placed all shares previously reported by Cardinal Portfolios Corporation into his own name. Therefore, Mr. Rose is now reported to have sole voting and dispositive power of shares of LNH Common Stock for which Cardinal

                              Page 8 of 12 Pages

Portfolios Company and Mr. Rose were previously reported to have shared voting and dispositive power.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Payne & Madole has agreed to pay Cardinal Portfolios Company 15% of the profits it realizes from the purchase and sale of the LNH REIT Common Stock. Except as hereinbefore described and except for past or future communications and discussions among themselves regarding their investment in shares of LNH REIT Common Stock, there are no current contracts, arrangements, understandings or legal relationships among the persons reporting on this Statement with respect to the acquiring, holding, voting or disposition of LNH REIT Common Stock. Pursuant to the oral partnership agreement of Payne & Madole, Marshall
B. Payne has the sole power to vote and dispose of the shares of LNH REIT held by Payne & Madole.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Exhibit A -   Agreement Regarding Filing of Schedule 13D among the parties to this Statement (previously filed)

                              Page 9 of 12 Pages

Signature
---------


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                            CARDINAL PORTFOLIOS COMPANY

                            By:   *
                            ---------------------------------------


                            CARDINAL PARTNERS

                            By:  *
                            ---------------------------------------


                              *
                            ---------------------------------------
                            Edward W. Rose III


                              *
                            ---------------------------------------
                            Debbie Crady


                              *
                            ---------------------------------------
                            Amy Kirwan Langston


                              *
                            ---------------------------------------
                            Gary Langston


                            PAYNE & MADOLE

                            By:  *
                               ------------------------------------



                              *
                            ---------------------------------------
                            Marshall B. Payne


                              *
                            ---------------------------------------
                            R. Todd Rankin

                              Page 10 of 12 Pages

                           RANKIN INVESTMENT CORPORATION

                           By:   *
                              -------------------------------------



                              *
                           ----------------------------------------
                           Kathleen E. Wright


                              *
                           ----------------------------------------
                           Robert E. Wright


February 29, 1996          *By: /s/ Debbie Crady
                               ------------------------------------
                               Debbie Crady, Attorney-in-fact
                               (pursuant to Power of Attorney filed
                               on signature page of Statement as
                               originally filed)

                              Page 11 of 12 Pages

                                 EXHIBIT INDEX
                                 -------------


                                                           Sequentially
                                                             Numbered
Exhibit                      Document                          Page
-------                      --------                      ------------


Exhibit A -       Agreement Regarding Filing of        previously filed
                  Schedule 13D among the parties
                  to this Statement

                              Page 12 of 12 Pages